
January 29, 2021

William J. Fehrman
Director, President and Chief Executive Officer
Berkshire Hathaway Energy Company
666 Grand Avenue, Suite 500
Des Moines, Iowa 50309-2580

> **Re: Berkshire Hathaway Energy Company**
> **Registration Statement on Form S-4**
> **Filed January 22, 2021**
> **File No. 333-252349**

Dear Mr. Fehrman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter J. Hanlon, Esq.